CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/2051/07/LTR

16 November 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

07028129

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 5 November 2007 (*News Release – CDL and Wachovia in S$432.4M Deal to Acquire Jointly 44 units of CDL's Luxury Development, Cliveden At Grange*);
- 7 November 2007 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Third Quarter and Nine Months Results to 30 September 2007*);
- 14 November 2007 (*Notification on New Associated Companies)*; and
- 14 November 2007 (*Unaudited Third Quarter and Nine-month Financial Statement for the period ended 30 September 2007*)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
NOV 23 2007
THOMSON FINANCIAL

11/20

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

EL/kw

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	05-Nov-2007 12:34:58
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - CDL and Wachovia in S$432.4M Deal to Acquire Jointly 44 units of CDL's Luxury Development, Cliveden At Grange
Description	Please find attached the news release on the above matter issued by City Developments Limited on 5 November 2007.
Attachments:	News_Press_051107.pdf Total size = **27K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

NEWS RELEASE

5 November 2007

CDL AND WACHOVIA IN S$432.4M DEAL TO ACQUIRE JOINTLY 44 UNITS OF CDL'S LUXURY DEVELOPMENT, CLIVEDEN AT GRANGE

City Developments Limited (CDL) and US-based Wachovia Group have formed a joint venture to buy two tower blocks comprising 44 units of Cliveden at Grange, a prime luxury residence developed by CDL, for an aggregate of S$432.4 million.

Under an agreement signed on 29 October 2007, Wachovia Development Corporation (WDC) will take a 60% stake, while CDL will take the remaining 40% stake through subsidiary City Venture Properties Pte Ltd (CVP), in the joint venture company, called Grange 100 Pte Ltd (Grange 100).

Grange 100 will purchase the freehold luxury units from CDL. The 44 units occupy fully two towers of the development, with each having 22 apartments. The towers are considered two of the best blocks in Cliveden at Grange. Residents can enjoy absolute privacy with only one apartment per floor, something few developments here can boast of. The units comprise three-bedroom and four-bedroom apartments, as well as two penthouses.

The average purchase price for all units purchased works out to about S$3,750 per square foot.

"Cliveden at Grange was envisioned as a landmark luxury residence, on par with other iconic residences around the world. The development has seen strong foreign interest from both individual buyers and retail investors since its launch. The purchase of two towers by a global property investment powerhouse attests to the high investment potential of Cliveden at Grange, and CDL is very pleased to partner Wachovia in this acquisition. This is in line with our business strategy of leveraging on the capital appreciation potential of our developments," said Mr Kwek Leng Beng, CDL's Executive Chairman.

Four 24-storey towers (three single towers and one twin tower) make up Cliveden at Grange, which is located at the doorstep of the pulsating Orchard Road. The luxury development was launched by CDL in July this year. A total of 55 units in the other towers have been released selectively for sale and the highest price achieved was S$4,162 per square foot for a four-bedroom apartment unit. The remaining unsold units are now even more sought-after as only a privileged few will have the opportunity to own these exclusive units at Cliveden at Grange. The exclusive landmark residence has received strong foreign interest, with more than 90% of the units purchased by buyers from United Kingdom, Australia, Hong Kong, China, Taiwan, Indonesia, France, Korea and Japan.

Designed by world-renowned architect Carlos A. Ott, the iconic Cliveden at Grange is destined for prominence in the prestigious District 10 residential enclave. The sizable site of 12,857.4 square metres (about 138,400 square feet) is set amidst regally manicured gardens and has an extensive frontage of 168 metres (about 550 feet) along Grange Road.

Each of the 110 generously-sized apartments – measuring 2,153 square feet (three-bedroom) and 2,842 square feet (four-bedroom) – boasts the finest designer fittings and fixtures and comes with a private lift lobby.

For the ultimate in luxury living, five exclusive penthouses ranging from 4,392 square feet for a four-bedroom penthouse to a 6,028 square feet five-bedroom penthouse crown each tower block.

There are virtually 360° panoramic views of the surroundings from the immense balconies and full-height windows of the apartment. The project is highly accessible with several ingress / egress points from Grange Road, Orchard Boulevard, Tomlinson Road, and One Tree Hill.

These elements easily make Cliveden at Grange one of the best developments in 2007 in terms of pricing, prestige, location and privacy, or as its slogan states, "Nothing Else Compares."

For more information, please contact:

Eunice Yang
Assistant Manager, Corporate Communications
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9330

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110
Mobile: (65) 9731 7122

About City Developments Limited

City Developments Limited (CDL) is an international property and hotel conglomerate involved in real estate development and investment, hotel ownership and operations and provision of hospitality solutions. An industry leader, CDL has been pioneering industry initiatives and benchmarks for over four decades. CDL has a presence in 21 countries with over 250 subsidiaries and associated companies together with five listed companies on the stock exchanges of Hong Kong, London, New Zealand, the Philippines and Singapore. Millennium & Copthorne Hotels plc (M&C), the London-listed international arm of CDL, is a dynamic hotel group that owns and operates over 100 hotels in 18 countries around the world.

About Wachovia Development Corporation

Wachovia Development Corporation is a wholly-owned subsidiary of Wachovia Corporation, one of the largest diversified financial services groups in the United States of America. Wachovia Development Corporation completes certain real estate principal transactions for Wachovia Corporation.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	07-Nov-2007 17:31:35
Announcement No.	00066

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Third Quarter and Nine Months Results to 30 September 2007
Description	We attach herewith the third quarter and nine months results announcement for the period ended 30 September 2007 issued by Millennium & Copthorne Hotels plc on 7 November 2007.
Attachments:	MCResults.pdf Total size = **847K** (2048K size limit recommended)

7 November 2007

Millennium & Copthorne Hotels plc today announces its third quarter and nine months results to 30 September 2007. The Group has a portfolio of 111 hotels located in the Americas, Europe, Middle-East, Asia and New Zealand.

Third quarter highlights

- Revenue up 6.0% to £160.6m[1]
- Hotel operating profit up 27.5% to £34.8m[1]
- Headline operating profit up 17.1% to £34.3m (2006: £29.3m) [2]
- Headline profit before tax up 24.1% to £28.8m (2006: £23.2m) [2]
- Headline earnings per share up 48.8% to 6.4p (2006: 4.3p) [3]
- Group RevPAR up by 9.6%[1]

Nine months highlights

- Revenue up 7.9% to £483.0m[1]
- Hotel operating profit up 24.6% to £93.7m[1]
- Headline operating profit up 20.5% to £98.0m (2006: £81.3m) [2]
- Headline profit before tax up 39.5% to £82.3m (2006: £59.0m) [2]
- Headline earnings per share up 57.3% to 19.5p (2006: 12.4p) [3]
- Group RevPAR up by 9.1%[1]

[1] At constant rates of exchange (September 2007 exchange rates)
[2] Adjusted to exclude other operating income
[3] Adjusted to exclude other operating income (net of tax) and effect of change in UK tax legislation to remove claw back on hotel tax allowances

Commenting today, Mr Kwek Leng Beng, Chairman said:

"Our strong performance in the first half has continued into the third quarter through our strategy of actively maximizing yield management. Revenue growth has largely been driven by our hotels in London, New York and Asia and management has successfully generated strong profit contribution across the portfolio. The fourth quarter has begun well with RevPAR up by 10.5% in the first 4 weeks of October. The Group's balance sheet and cash flows remain strong, placing us in a position to take advantage of any opportunities that arise.

Drawing on his long association with the Group since the IPO in 1996 and his experience as Executive Director since 2001, the Interim CEO Wong Hong Ren is conducting a comprehensive review of the Group's management structures and systems. The search for the CEO will be exhaustive so that the right candidate when appointed will have the opportunity to implement the recommendations arising from this review. In this way the new CEO will be well placed to move the Company forward to the next stage quickly and effectively. In the meantime the Company remains on course to meet its projected targets for the next quarter."

Enquiries:

Wong Hong Ren, Interim Group Chief Executive
Robin Lee, Senior Vice President Finance
Alan Chapman, Group Financial Reporting Manager
Millennium & Copthorne Hotels plc +44 (0) 20 7872 2444

Ben Foster
Financial Dynamics +44 (0) 20 7831 3113

MILLENNIUM & COPTHORNE HOTELS PLC
THIRD QUARTER AND NINE MONTHS RESULTS TO 30 SEPTEMBER 2007

FINANCIAL AND OPERATING HIGHLIGHTS

	Third quarter ended 30 September		Nine months ended 30 September	
Financial information	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Revenue	**160.6**	156.1	**483.0**	468.8
Operating profit	**41.0**	38.4	**103.4**	88.0
Profit before tax	**37.8**	33.3	**93.0**	**69.4**
Profit for the period	**28.9**	27.0	**87.3**	54.9
Basic earnings per share (pence)	**9.4p**	8.9p	**27.4p**	17.1p
Performance reporting				
Hotel operating profit	**34.8**	28.0	**93.7**	78.2
Headline operating profit	**34.3**	29.3	**98.0**	81.3
Headline profit before tax	**28.8**	23.2	**82.3**	59.0
Headline earnings per share (pence)	**6.4p**	4.3p	**19.5p**	12.4p
Net debt			**247.6**	296.4
Gearing (%)			**18.6%**	24.0%
Operational				
RevPAR growth at constant rates of exchange*	**9.6%**	**9.8%**	**9.1%**	**8.3%**
Occupancy movement	**(0.6%)**	**2.1%**	**(0.3%)**	**1.8%**
Average room rate growth at constant rates of exchange*	**10.4%**	**7.5%**	**9.4%**	**6.4%**
Hotel revenue growth at constant rates of exchange*	**7.5%**	**7.4%**	**9.4%**	**4.6%**
Hotel operating profit growth at constant rates of exchange*	**27.5%**	**11.9%**	**24.6%**	**10.3%**

* At constant rates of exchange (September 2007 exchange rates)

Third quarter overview

For the third quarter to 30 September 2007, the Group recorded a pre tax profit of £37.8m (2006: £33.3m). Hotel operating profit increased by £6.8m to £34.8m (2006: £28.0m). Headline profit before tax increased by £5.6m to £28.8m (2006: £23.2m). Basic earnings per share increased by 5.6% to 9.4p (2006: 8.9p). Headline earnings per share increased by 48.8% to 6.4p (2006: 4.3p).

SUMMARY OF NINE MONTHS PERFORMANCE

For the nine months to 30 September 2007, the Group recorded a pre tax profit of £93.0m (2006: £69.4m). Hotel operating profit increased by £15.5m to £93.7m (2006: £78.2m). Headline profit before tax increased by £23.3m to £82.3m (2006: £59.0m)

Group RevPAR increased by 9.1% to £51.88 at constant rates of exchange. Average room rates grew by 9.4% to £69.83 while occupancy fell by 0.2 percentage point to 74.3%. At constant rates of exchange, total hotel revenues increased by £40.4m and hotel operating profit by £18.8m to £93.7m.

CDL Hospitality Trust's (CDLHT), the REIT in which the Group holds a 38.53% stake, has continued its success and contributed £4.6m to the Group's share of operating profit before other income of joint ventures and associates. In addition, the Group recorded £7.3m for the period being its share of the revaluation surplus on CDLHT's investment properties.

Other operating income of the Group of £3.4m (2006: £10.4m) comprises (i) a £2.0m dilution gain arising on the investment in CDLHT following the Group's subscription to a rights issues of shares at discount together and non-participation in a S$32.8m (£10.6m) private placement issue, the effect of which marginally diluted the Group's interest in CDLHT which at 30 September 2007 was 38.53%, (ii) a profit of £0.4m on the disposal of stapled securities in CDLHT and, (iii) following protracted negotiations, the release of a £1.0m property tax provision in the US set aside on the acquisition of Regal hotels in 1999.

On 27 September 2007, the Group announced that its subsidiary company Millennium & Copthorne Hotels New Zealand Limited ('MCHNZ') had entered into a strategic cooperation agreement to invest in a joint venture with a Chinese property developer Guangdong Idea valley Group Co., Ltd. MCHNZ to contribute approximately US$32.5m (£16.1m).

Taxation

Excluding the tax relating to joint ventures and associates, the Group has recorded a tax expense of £5.7m (2006: £14.5m). This reduced tax expense is primarily attributable to the deferred tax impact of a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances, resulting in an estimated attributed £12.8m tax credit, and also includes a £4.8m credit in respect of the impact of reduced tax rates applied to brought forward net deferred tax liabilities.

Excluding the impact of the tax credit adjustments arising from changes in tax legislation and tax rates, the underlying income tax expense for the period is calculated by applying an estimated average annual effective tax rate, in this case of 30.0%, to profit before tax for the period excluding the Group's share of joint ventures and associates profits.

A tax charge of £0.9m (2006: £0.8m) relating to joint ventures and associates is included in the reported profit before tax.

Earnings per share

Growth in profit before tax combined with a reduced tax expense of £5.7m resulted in basic earnings per share increasing by 60.2% to 27.4p (2006: 17.1p). Headline earnings per share increased by 57.3% to 19.5p (2006: 12.4p). The reduced tax expense is primarily attributable to a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances.

PERFORMANCE BY REGION

UNITED STATES

New York
The emphasis on driving rate remains in New York and has been very successful at the Millennium UN Plaza whose business performance has improved greatly. As a result, the improvements seen in the first half have continued. Average rates increased by 14.1% to £141.59 (2006: £124.08). The net result was a 13.6% increase in RevPAR to £121.63 (2006: £107.08). This was the highest of our six main geographic segments for the year to date. The resultant impact of this was to drive gross operating profit margins up 3.6 percentage points to 37.4% (2006: 33.8%).

Regional US
RevPAR increased by 7.0% to £34.64 (2006: £32.38). This was driven by a 7.5% increase in average room rates to £50.57 (2006: £47.06) offset by a 0.3 percentage points fall in occupancy to 68.5% (2006: 68.8%). The top five Millennium properties had RevPAR growth of between 12% and 18%, with three of these properties managing to increase occupancy in addition to rate.

EUROPE

London
RevPAR increased by 10.6% to £80.77 (2006: £73.01) through a combination of strong demand and good management. Average rates improved by 13.6% to £94.69 (2006: £83.34 with an overall 2.3 percentage point fall in occupancy to 85.3%. The Millennium Gloucester, on the back of a 142 room refurbishment in the first four months of 2006, continues to produce the highest growth amongst our London properties.

Rest of Europe
RevPAR increased by 1.8% to £52.84 (2006: £51.91) driven by rate growth of 3.5% from £70.53 to £72.99 and occupancy levels which fell from 73.6% to 72.4%.

Regional UK
RevPAR increased 5.0% to £56.32 driven by a 0.7 percentage point increase in occupancy to 78.2% (2006: 77.5%) and a 4.0% increase in rate to £72.02 (2006: £69.22). The strongest growth remains in Glasgow & Aberdeen whilst our two Gatwick properties also grew RevPAR by more than 10%.

France & Germany
Our presence in these two countries remains limited to four hotels. RevPAR fell by 3.7% to £47.28. This year started with a weak set of results in our two German properties which has continued throughout the period. As a result, we have sold 10.8% fewer rooms which, when combined with a small fall in rate, has resulted in a RevPAR decrease of 12.0%. A new general manager at Hannover hotel has been appointed recently and we expect the business performance to improve in the medium term. Our two French properties showed a 4.2% increase in RevPAR.

ASIA

RevPAR increased by 12.5% to £47.15 (2006: £41.90) driven by an 11.1% increase in average room rates to £61.80 (2006: £55.65) and 1.0 percentage point occupancy growth to 76.3%.

Singapore
The Grand Copthorne Waterfront is now included in the statistics for this region and strong growth continues in this buoyant market. On a like-for-like basis, RevPAR increased 29.0% to £51.80 (2006: £40.14) driven by a 4.8 percentage points increase in occupancy to 86.8% and a 21.9% growth in average room rates to £59.68 (2006: £48.95).

RevPAR figures in the rest of Asia have been impacted by the refurbishment of all functional areas and related closure of rooms at the Millennium Kuala Lumpur. RevPAR increased by 1.7% to £43.65 (2006: £42.93). On a like-for-like basis excluding the Millennium Kuala Lumpur, RevPAR increased by 6.8% to £47.84 (2006: £44.81). There was positive growth in the remaining property portfolio within Asia, with credible performances in Seoul, Jakarta, Manila and Penang. The Millennium Seoul Hilton now benefits from the addition of a state run Casino.

AUSTRALASIA

In New Zealand, where we operate under the Millennium, Copthorne and Kingsgate brands, RevPAR increased by 2.5%. Occupancy was flat at 68.2% (2006: 68.1%) and average rate increased by 2.4% to £41.66 (2006: £40.69). The Oriental Bay has been undergoing a major refurbishment and has now been re-branded as a Copthorne and operations at the Kingsgate Greenlane ceased when its lease expired in April 2007.

In Sydney, seven Zenith apartments have been sold during the first two quarters for a profit of £0.7m.

REVIEW AND OUTLOOK

Our strong performance in the first half has continued into the third quarter through our strategy of actively maximizing yield management. Revenue growth has largely been driven by our hotels in London, New York and Asia and management has successfully generated strong profit contribution across the portfolio. The fourth quarter has begun well with RevPAR up by 10.5% in the first 4 weeks of October. The Group's balance sheet and cash flows remain strong, placing us in a position to take advantage of any opportunities that arise.

Drawing on his long association with the Group since the IPO in 1996 and his experience as Executive Director since 2001, the Interim CEO Wong Hong Ren is conducting a comprehensive review of the Group's management structures and systems. The search for the CEO will be exhaustive so that the right candidate when appointed will have the opportunity to implement the recommendations arising from this review. In this way the new CEO will be well placed to move the Company forward to the next stage quickly and effectively. In the meantime the Company remains on course to meet its projected targets for the next quarter.

Kwek Leng Beng
Chairman
6 November 2007

Consolidated income statement (unaudited)
for the nine months ended 30 September 2007

	Notes	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Revenue	2	483.0	468.8	646.3
Cost of sales		(201.1)	(204.7)	(277.4)
Gross profit		281.9	264.1	368.9
Administrative expenses		(197.2)	(191.2)	(261.5)
Other operating income	3	3.4	10.4	21.6
		88.1	83.3	129.0
Share of profit of joint ventures and associates		15.3	4.7	25.2
Analysed between share of:				
Operating profit before other income		13.3	8.4	13.8
Other operating income		7.3	-	17.7
Interest, tax and minority interests	4	(5.3)	(3.7)	(6.3)
Operating profit		103.4	88.0	154.2
Analysed between:				
Headline operating profit	2	98.0	81.3	124.7
Other operating income - Group	3	3.4	10.4	21.6
Other operating income - Share of joint ventures and associates		7.3	-	17.7
Impairment		-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates		(5.3)	(3.7)	(6.3)
Finance income		7.0	4.0	5.8
Finance expense		(17.4)	(22.6)	(29.8)
Profit before tax		93.0	69.4	130.2
Income tax expense	5	(5.7)	(14.5)	(22.1)
Profit for the period		87.3	54.9	108.1
Attributable to:				
Equity holders of the parent		80.5	49.6	100.1
Minority interests		6.8	5.3	8.0
		87.3	54.9	108.1
Basic earnings per share (pence)	6	27.4	17.1	34.5
Diluted earnings per share (pence)	6	27.3	17.1	34.4

The financial results above all derive from continuing activities.

Consolidated statement of recognised income and expense (unaudited)
for the nine months ended 30 September 2007

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Foreign exchange translation differences	**(8.3)**	(63.8)	(84.2)
Share of associates other reserve movements	**-**	-	(2.3)
Actuarial losses arising in respect of defined benefit pension schemes	**(2.3)**	-	(1.4)
Taxation credit arising on defined benefit pension schemes	**0.7**	-	0.4
Taxation credit arising in respect of previously revalued property	**2.4**	-	2.2
Income and expense recognised directly in equity	**(7.5)**	(63.8)	(85.3)
Profit for the period	**87.3**	54.9	108.1
Total recognised income and expense for the period	**79.8**	(8.9)	22.8
Attributable to:			
Equity holders of the parent	**68.9**	(3.5)	25.1
Minority interests	**10.9**	(5.4)	(2.3)
Total recognised income and expense for the period	**79.8**	(8.9)	22.8

Consolidated balance sheet (unaudited)
as at 30 September 2007

	Notes	As at 30 September 2007 £m	As at 30 September 2006 £m	As at 31 December 2006 £m
Non-current assets				
Property, plant and equipment		**1,609.0**	1,649.1	1,612.4
Lease premium prepayment		**73.6**	74.5	74.6
Investment properties		**48.7**	45.0	49.6
Investments in joint ventures and associates		**181.0**	97.5	115.5
Loans due from joint ventures and associates		**5.1**	25.6	26.5
Other financial assets		**4.7**	2.5	3.2
		1,922.1	1,894.2	1,881.8
Current assets				
Inventories		**4.4**	4.3	4.6
Development properties		**72.5**	63.8	68.6
Lease premium prepayment		**1.2**	1.5	1.3
Trade and other receivables		**66.4**	66.2	57.8
Other financial assets		**6.3**	5.5	7.2
Cash and cash equivalents		**169.7**	134.6	162.3
		320.5	275.9	301.8
Total assets		**2,242.6**	2,170.1	2,183.6
Non-current liabilities				
Interest-bearing loans, bonds and borrowings		**(266.8)**	(368.6)	(283.1)
Employee benefits		**(16.4)**	(16.0)	(15.0)
Provisions		**(1.1)**	(1.4)	(1.3)
Other non-current liabilities		**(6.4)**	(6.9)	(6.8)
Deferred tax liabilities		**(209.3)**	(228.3)	(224.6)
		(500.0)	(621.2)	(530.8)
Current liabilities				
Interest-bearing loans, bonds and borrowings		**(150.5)**	(62.4)	(139.6)
Trade and other payables		**(110.0)**	(115.9)	(102.6)
Provisions		**(0.4)**	(0.4)	(0.4)
Income taxes payable		**(20.4)**	(14.5)	(18.1)
		(281.3)	(193.2)	(260.7)
Total liabilities		**(781.3)**	(814.4)	(791.5)
Net assets		**1,461.3**	1,355.7	1,392.1
Equity				
Total equity attributable to equity holders of the parent		**1,329.6**	1,235.8	1,269.1
Minority interests		**131.7**	119.9	123.0
Total equity	8	**1,461.3**	1,355.7	1,392.1

Consolidated statement of cash flows (unaudited) for the nine months ended 30 September 2007

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Cash flows from operating activities			
Profit for the period	**87.3**	54.9	108.1
Adjustments for:			
Depreciation and amortisation	**21.4**	26.6	34.5
Share of profit of joint ventures and associates	**(15.3)**	(4.7)	(25.2)
Impairment losses for property, plant and equipment	**-**	-	3.5
Profit on sale of property, plant and equipment	**-**	(10.4)	(11.2)
Release of property tax provision	**(1.0)**	-	-
Gain on dilution of investment in associates	**(2.0)**	-	-
Profit on sale of stapled securities in associates	**(0.4)**	-	-
Revaluation of investment properties	**-**	-	(4.9)
Employee stock options	**0.6**	0.5	0.6
Finance income	**(7.0)**	(4.0)	(5.8)
Finance expense	**17.4**	22.6	29.8
Income tax expense	**5.7**	14.5	22.1
Operating profit before changes in working capital and provisions	**106.7**	100.0	151.5
Increase in inventories, trade and other receivables	**(9.8)**	(21.9)	(5.1)
(Increase)/decrease in development properties	**(5.3)**	3.5	(2.5)
Increase in trade and other payables	**7.0**	13.5	0.9
Increase/(decrease) in provisions and employee benefits	**1.2**	(0.2)	(0.3)
Cash generated from operations	**99.8**	94.9	144.5
Interest paid	**(15.5)**	(24.6)	(28.9)
Interest received	**6.3**	9.2	7.8
Income taxes paid	**(11.4)**	(13.9)	(16.3)
Net cash from operating activities	**79.2**	65.6	107.1
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment and investment properties	**0.1**	210.8	210.8
Investment in financial assets	(2.7)	(1.4)	(3.1)
Proceeds from disposal of joint venture	**-**	4.1	4.0
Proceeds from the sale of stapled securities in associates	**1.3**	-	-
Dividends received from associates	**6.6**	-	-
Increase in investment in joint ventures and associates	**(34.9)**	(78.0)	(81.3)
Acquisition of property, plant and equipment	**(36.9)**	(29.8)	(34.6)
Net cash flow (used in)/from investing activities	**(66.5)**	105.7	95.8
Balance carried forward	**12.7**	171.3	202.9

Consolidated statement of cash flows (unaudited) (continued)
for the nine months ended 30 September 2007

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Balance brought forward	**12.7**	171.3	202.9
Cash flows from financing activities			
Proceeds from the issue of share capital	**1.4**	1.8	2.2
Repayment of borrowings	**(169.5)**	(203.9)	(205.0)
Drawdown of borrowings	**172.8**	80.7	79.7
Payment of finance lease obligations	**(2.1)**	(2.0)	(2.0)
Loan arrangement fees	**(0.1)**	(0.6)	(0.6)
Dividends paid to minorities	**(2.2)**	(2.2)	(2.2)
Dividends paid to equity holders of the parent	**(7.6)**	(7.3)	(9.1)
Net cash used in financing activities	**(7.3)**	(133.5)	(137.0)
Net increase in cash and cash equivalents	**5.4**	37.8	65.9
Cash and cash equivalents at beginning of period	**161.5**	103.7	103.7
Effect of exchange rate fluctuations on cash held	**2.4**	(7.5)	(8.1)
Cash and cash equivalents at end of the period	**169.3**	134.0	161.5
Reconciliation of cash and cash equivalents			
Cash and cash equivalents shown in the balance sheet	**169.7**	134.6	162.3
Overdraft bank accounts included in borrowings	**(0.4)**	(0.6)	(0.8)
Cash and cash equivalents for cash flow statement purposes	**169.3**	134.0	161.5

Notes to the nine months results announcement (unaudited)

1. General information

Basis of preparation

The third quarter and nine months results for Millennium & Copthorne Hotels plc ('the Company') to 30 September 2007 comprise the Company and its subsidiaries (together referred to as 'the Group') and the Group's interests in jointly controlled and associate entities.

These results comprise primary statements and selected notes and represent the unaudited consolidated financial results of the Group for the nine months ended 30 September 2007 and 2006 together with the audited results for the year ended 31 December 2006. These nine month results do not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the financial year ended 31 December 2006 have been extracted from the Group's statutory accounts for that financial year but do not constitute those accounts. Those accounts have been reported on by the Company's auditors and (i) were unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The consolidated financial statements of the Group for the financial year ended 31 December 2006 are available from the Company's website www.millenniumhotels.com.

The nine months results has been prepared applying the accounting policies and presentation that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2006.

The nine months results were approved by the Board of Directors on 6 November 2007.

Use of adjusted measures

A number of measures quoted in this nine months results announcement are 'non-GAAP' measures. The directors believe these measures provide a more meaningful analysis of trading results of the Group and are consistent with the way financial performance is measured by management. These include hotel operating profit, headline operating profit, headline profit before tax, headline earnings per share, net debt and free cash flow. These measures are used for internal performance analysis and are useful in connection with discussion with the investment analyst community. They are not defined by Adopted IFRSs and therefore may not be directly comparable with other companies' adjusted performance measures. It is not intended to be a substitute for, or superior to Adopted IFRSs performance measures.

The adjustments made to reported profit before tax are:

- Fair value adjustments of investment property
- Business interruption insurance proceeds
- Gains/losses on disposal of property and investments
- Release of property tax provision set aside on the acquisition of Regal hotels in 1999
- Impairment
- Share of other operating income, impairment, interest, tax and minority interests of joint ventures and associates

Notes to the nine months results announcement (unaudited)

2. Segmental analysis
The following segmental analysis is not intended to be a full statutory disclosure.

	Nine months ended 30 September 2007							
Revenue	**New York £m**	**Regional US £m**	**London £m**	**Rest of Europe £m**	**Asia £m**	**Australasia £m**	**Central costs £m**	**Total Group £m**
Hotel	74.5	84.6	66.6	70.4	141.2	32.6	-	469.9
Property operations	-	1.3	-	-	1.1	10.7	-	13.1
Total	74.5	85.9	66.6	70.4	142.3	43.3	-	483.0
Hotel gross operating profit	27.9	21.1	33.2	21.4	58.8	13.3	-	175.7
Hotel fixed charges*	(11.4)	(13.2)	(11.1)	(11.9)	(28.0)	(6.4)	-	(82.0)
Hotel operating profit	16.5	7.9	22.1	9.5	30.8	6.9	-	93.7
Property operations operating profit	-	(0.1)	-	-	0.5	4.4	-	4.8
Central costs	-	-	-	-	-	-	(13.8)	(13.8)
Share of joint ventures and associates operating profit	-	-	-	-	13.3	-	-	13.3
Headline operating profit	16.5	7.8	22.1	9.5	44.6	11.3	(13.8)	98.0
Other operating income - Group	-	-	-	-	2.4	-	1.0	3.4
Other operating income - Share of joint ventures and associates	-	-	-	-	7.3	-	-	7.3
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(5.3)	-	-	(5.3)
Operating profit	16.5	7.8	22.1	9.5	49.0	11.3	(12.8)	103.4
Net financing costs								(10.4)
Profit before tax								93.0

	Nine months ended 30 September 2006							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	73.0	88.9	60.8	70.8	124.9	32.7	-	451.1
Property operations	-	1.9	-	-	1.0	14.8	-	17.7
Total	73.0	90.8	60.8	70.8	125.9	47.5	-	468.8
Hotel gross operating profit	24.7	21.4	28.2	21.0	46.6	13.4	-	155.3
Hotel fixed charges*	(14.8)	(14.0)	(9.8)	(11.9)	(19.8)	(6.8)	-	(77.1)
Hotel operating profit	9.9	7.4	18.4	9.1	26.8	6.6	-	78.2
Property operations operating profit	-	0.3	-	-	0.6	4.9	-	5.8
Central costs	-	-	-	-	-	-	(11.1)	(11.1)
Share of joint ventures and associates *operating profit*	-	-	-	-	8.4	-	-	8.4
Headline operating profit	9.9	7.7	18.4	9.1	35.8	11.5	(11.1)	81.3
Other operating income - Group	-	-	-	-	10.4	-	-	10.4
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(3.7)	-	-	(3.7)
Operating profit	9.9	7.7	18.4	9.1	42.5	11.5	(11.1)	88.0
Net financing costs								(18.6)

Profit before tax 69.4

Notes to the nine months results announcement (unaudited)

2. Segmental analysis (continued)

	Year ended 31 December 2006							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	103.1	117.0	84.2	96.8	175.1	44.9	-	621.1
Property operations	-	2.3	-	-	1.4	21.5	-	25.2
Total	103.1	119.3	84.2	96.8	176.5	66.4	-	646.3
Hotel gross operating profit	38.9	27.7	40.1	28.9	69.4	18.8	-	223.8
Hotel fixed charges*	(16.3)	(18.5)	(13.8)	(16.6)	(29.8)	(8.5)	-	(103.5)
Hotel operating profit	22.6	9.2	26.3	12.3	39.6	10.3	-	120.3
Property operations operating profit	-	0.2	-	-	0.6	8.0	-	8.8
Central costs	-	-	-	-	-	-	(18.2)	(18.2)
Share of joint ventures and associates operating profit	-	-	-	-	13.8	-	-	13.8
Headline operating profit	22.6	9.4	26.3	12.3	54.0	18.3	(18.2)	124.7
Other operating income - Group	5.5	3.1	-	-	13.0	-	-	21.6
Other operating income - Share of associates and joint ventures	-	-	-	-	17.7	-	-	17.7
Impairment	-	(0.6)	-	(2.9)	-	-	-	(3.5)
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(6.3)	-	-	(6.3)
Operating profit	28.1	11.9	26.3	9.4	78.4	18.3	(18.2)	154.2
Net financing costs								(24.0)
Profit before tax								130.2

* 'Hotel fixed charges' include depreciation, amortisation of lease prepayments, property rent, taxes and insurance, operating lease rentals and management fees

Notes to the nine months results announcement (unaudited)

2. Segmental analysis (continued)

Segmental assets and liabilities

Nine months – 30 September 2007	New York 2007 £m	Regional US 2007 £m	London 2007 £m	Rest of Europe 2007 £m	Asia 2007 £m	Australasia 2007 £m	Total Group 2007 £m
Hotel operating assets	275.8	238.0	450.3	217.2	479.8	101.7	1,762.8
Hotel operating liabilities	(66.1)	(62.0)	(53.0)	(37.1)	(130.2)	(14.0)	(362.4)
Investments in joint ventures and associates	-	-	-	-	181.0	-	181.0
Loans to joint ventures	-	-	-	-	5.1	-	5.1
Total hotel operating net assets	209.7	176.0	397.3	180.1	535.7	87.7	1,586.5
Property operating assets	-	43.1	-	-	33.8	47.2	124.1
Property operating liabilities	-	(0.1)	-	-	(0.5)	(1.1)	(1.7)
Total property operating net assets	-	43.0	-	-	33.3	46.1	122.4
Net debt							(247.6)
Net assets							1,461.3

Nine months – 30 September 2006	New York 2006 £m	Regional US 2006 £m	London 2006 £m	Rest of Europe 2006 £m	Asia 2006 £m	Australasia 2006 £m	Total Group 2006 £m
Hotel operating assets	297.3	268.3	453.3	229.2	462.5	90.6	1,801.2
Hotel operating liabilities	(72.6)	(56.1)	(65.9)	(44.3)	(129.3)	(12.2)	(380.4)
Investments in joint ventures and associates	-	-	-	-	97.5	-	97.5
Loans to joint ventures	-	-	-	-	25.6	-	25.6
Total hotel operating net assets	224.7	212.2	387.4	184.9	456.3	78.4	1,543.9
Property operating assets	-	39.8	-	-	27.6	43.8	111.2
Property operating liabilities	-	(0.3)	-	-	(0.5)	(2.2)	(3.0)
Total property operating net assets	-	39.5	-	-	27.1	41.6	108.2
Net debt							(296.4)
Net assets							1,355.7

Year – 31 December 2006	New York 2006 £m	Regional US 2006 £m	London 2006 £m	Rest of Europe 2006 £m	Asia 2006 £m	Australasia 2006 £m	Total Group 2006 £m
Hotel operating assets	292.3	235.9	452.0	216.1	468.8	97.4	1,762.5
Hotel operating liabilities	(60.1)	(64.7)	(67.0)	(36.1)	(126.8)	(11.6)	(366.3)
Investments in joint ventures and associates	-	-	-	-	115.5	-	115.5
Loans to joint ventures	-	-	-	-	26.5	-	26.5
Total hotel operating net assets	232.2	171.2	385.0	180.0	484.0	85.8	1,538.2
Property operating assets	-	43.3	-	-	33.9	42.0	119.2
Property operating liabilities	-	(3.7)	-	-	(0.4)	(0.8)	(4.9)
Total property operating net assets	-	39.6	-	-	33.5	41.2	114.3
Net debt							(260.4)
Net assets							1,392.1

Notes to the nine months results announcement (unaudited)

3. Other operating income

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Release of property tax provision set aside on acquisition of Regal hotels in 1999	1.0	-	-
Profit on disposal of stapled securities in CDLHT	0.4	-	-
Gain on dilution of investment in CDLHT (see note below)	2.0	-	-
Profit on sale and leaseback of three Singapore hotels – Orchard Hotel, Copthorne Kings Hotel and M Hotel	-	10.1	10.1
Changes in fair value upon revaluation of investment property	-	-	4.9
Business interruption insurance proceeds	-	-	5.5
Other	-	0.3	1.1
	3.4	10.4	21.6

Note
The £2.0m gain on dilution arose from the Group subscribing to a rights issue at discount and non-participation in a private placement issue.

4. Share of joint ventures and associates interest, tax and minority interests

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Interest	(2.3)	(0.9)	(1.4)
Tax	(0.9)	(0.8)	(1.8)
Minority interests	(2.1)	(2.0)	(3.1)
	(5.3)	(3.7)	(6.3)

5. Income tax expense/(credit)

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
UK	(14.4)	2.5	0.7
Overseas	20.1	12.0	21.4
Total income tax expense in income statement	5.7	14.5	22.1

Notes to the nine months results announcement (unaudited)

5. Income tax expense (continued)

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Current tax			
Corporation tax charge for the period	**13.7**	12.7	18.2
Adjustment in respect of prior years	**0.3**	(4.1)	(6.6)
Total current tax expense	**14.0**	8.6	11.6
Deferred tax			
Origination and reversal of timing differences	**7.1**	(6.6)	0.3
(Reduction)/increase in tax rate	**(4.8)**	0.2	0.2
Benefits of tax losses recognised	**2.5**	10.1	9.0
(Over)/under provision in respect of prior years	**(0.3)**	2.2	1.0
Change in UK tax legislation in respect of the removal of claw back on hotel tax allowances	**(12.8)**	-	-
Total deferred tax (credit)/expense	**(8.3)**	5.9	10.5
Total income tax expense in the income statement	**5.7**	14.5	22.1

Income tax reconciliation	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Profit before tax in income statement	**93.0**	69.4	130.2
Less share of profit of joint ventures and associates	**(15.3)**	(4.7)	(25.2)
	77.7	64.7	105.0
Income tax on ordinary activities at the standard rate of UK tax of 30%	**23.3**	19.4	31.5
Effects of:			
Permanent differences	**(2.2)**	(4.1)	(5.5)
Non-utilisation of tax losses arising in the year	**0.6**	0.5	0.5
Utilisation of brought forward tax losses	**-**	-	(0.6)
Higher/(lower) rates on overseas earnings	**0.1**	(0.8)	(1.2)
Overseas tax suffered	**1.5**	1.2	1.6
Effect of change in tax rates on opening deferred taxes	**(4.8)**	0.2	0.3
Effect of change in UK tax legislation in respect of the removal of claw back on hotel tax allowances	**(12.8)**	-	-
Other adjustments to tax charge in respect of prior years	**-**	(1.9)	(5.6)
Unrecognised deferred tax assets	**-**	-	1.1
Total income tax expense in the income statement	**5.7**	14.5	22.1

Excluding the tax relating to joint ventures and associates, the Group has recorded a tax expense of £5.7m (nine months ended 30 September 2006 a £14.5m tax expense and for the year ended 31 December 2006 a £22.1m tax expense). This reduced tax expense is primarily attributable to the deferred tax impact of a change in UK tax legislation in respect of the removal of claw back on hotel tax allowances, resulting in an estimated attributed £12.8m tax credit, and also includes a £4.8m credit in respect of the impact of reduced tax rates applied to brought forward net deferred tax liabilities.

Excluding the impact of the tax credit adjustments arising from changes in tax legislation and tax rates, the underlying income tax expense for the period is calculated by applying an estimated average annual effective tax rate, in this case of 30.0%, to profit before tax for the period excluding the Group's share of joint ventures and associates profits. A tax charge of £0.9m (2006: £0.8m) relating to joint ventures and associates is included in the reported profit before tax.

Notes to the nine months results announcement (unaudited)

6. Earnings per share

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Basic earnings per share			
Profit for period attributable to holders of the parent (£m)	**80.5**	49.6	100.1
Weighted average number of shares outstanding (m)	**293.8**	289.3	289.9
Basic earnings per share (pence)	**27.4**	17.1	34.5
Diluted earnings per share			
Weighted average number of shares outstanding (m)	**294.5**	290.2	290.6
Diluted earnings per share (pence)	**27.3**	17.1	34.4
Headline earnings per share			
Profit for the period attributable to holders of the parent (£m)	**80.5**	49.6	100.1
Adjustment to exclude:			
- Other operating income (net of tax) (£m)	**(3.0)**	(13.6)	(22.4)
- Impairment (net of tax) (£m)	**-**	-	3.3
- Share of associates other operating income (nil tax) (£m)	**(7.3)**	-	(17.7)
- Change in UK tax legislation on hotel tax allowances (£m)	**(12.8)**	-	-
Adjusted profit for the period attributable to holders of the parent (£m)	**57.4**	36.0	63.3
Weighted average number of shares outstanding (m)	**293.8**	289.3	289.9
Adjusted earnings per share (pence)	**19.5**	12.4	21.8

7. Dividends

Dividends have been recognised within equity as follows:

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Final ordinary dividend for 2006 of 6.42p (for 2005: 5.62p)	**18.7**	16.2	16.2
Interim ordinary dividend for 2007 of 2.08p (for 2006: 2.08p)	**6.2**	6.0	6.1
	24.9	22.2	22.3
Special ordinary dividend for 2006 of 4.00p (for 2005: Nil)	**11.7**	-	-
	36.6	22.2	22.3

Notes to the nine months results announcement (unaudited)

8. Statement of changes to total equity

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Total recognised income and expense for the period	**79.8**	(8.9)	22.8
Dividends paid/payable to equity holders of the parent	**(36.6)**	(22.2)	(22.3)
Issue of shares in lieu of dividends	**26.1**	8.9	13.2
Dividends paid to minority interests	**(2.2)**	(2.2)	(2.2)
Share options exercised	**1.4**	1.8	2.2
Equity settled transactions	**0.7**	0.5	0.6
Net increase/(decrease) in total equity	**69.2**	(22.1)	14.3
Opening total equity	**1,392.1**	1,377.8	1,377.8
Closing total equity	**1,461.3**	1,355.7	1,392.1

Notes to the nine months results announcement (unaudited)

9. Non-GAAP measures

Headline operating profit

Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of associates) which is normally a one-off item.

	Nine months ended 30 September 2007 £m	Nine months ended 30 September 2006 £m	Year ended 31 December 2006 £m
Profit before tax	**93.0**	69.4	130.2
Adjusted to exclude:			
Fair value adjustments of investment property	-	-	(4.9)
Business interruption insurance proceeds	-	-	(5.5)
Net gain on disposal of property - sale and leaseback of 3 Singapore hotels	-	(10.1)	(10.1)
- other	-	(0.3)	(1.1)
Gain on dilution of investment in CDLHT	**(2.0)**	-	-
Profit on disposal of stapled securities in CDLHT	**(0.4)**	-	-
Release of property tax provision set aside on acquisition of Regal hotels in 1999	**(1.0)**	-	-
Share of associate (CDLHT) fair value adjustments to investment property	**(7.3)**	-	(17.7)
Impairment	-	-	3.5
Headline profit before tax	**82.3**	59.0	94.4
Add back:			
Share of results of joint ventures and associates			
- interest	**2.3**	0.9	1.4
- taxation	**0.9**	0.8	1.8
- minority interests	**2.1**	2.0	3.1
Net financing costs	**10.4**	18.6	24.0
Headline operating profit	**98.0**	81.3	124.7

Net Debt	**As at 30 September 2007 £m**	As at 30 September 2006 £m	As at 31 December 2006 £m
Cash and cash equivalents (as per cash flow statement)	**169.3**	134.0	161.5
Bank overdrafts (included as part of borrowings)	**0.4**	0.6	0.8
Cash and cash equivalents (as per the consolidated balance sheet)	**169.7**	134.6	162.3
Interest-bearing loans, bonds and borrowings - Non-current	**(266.8)**	(368.6)	(283.1)
- Current	**(150.5)**	(62.4)	(139.6)
Net debt	**(247.6)**	(296.4)	(260.4)

Gearing (%)	18.6%	24.0%	20.5%

APPENDIX 1: Key operating statistics (unaudited)
for the nine months ended 30 September 2007

	Nine months ended 30 September 2007 Reported currency	Nine months ended 30 September 2006 Constant currency	Nine months ended 30 September 2006 Reported currency
Occupancy %			
New York	85.9		86.3
Regional US	68.5		68.8
Total US	72.5		72.9
London	85.3		87.6
Rest of Europe	72.4		73.6
Total Europe	78.1		79.8
Asia	76.3		75.3
Australasia	68.2		68.1
Total Group	74.3		74.5
Average Room Rate (£)			
New York	141.59	124.08	136.12
Regional US	50.57	47.06	51.63
Total US	75.50	68.13	74.75
London	94.69	83.34	83.34
Rest of Europe	72.99	70.53	70.81
Total Europe	83.50	76.76	76.91
Asia	61.80	55.65	59.33
Australasia	41.66	40.69	39.57
Total Group	69.83	63.83	67.05
RevPAR (£)			
New York	121.63	107.08	117.47
Regional US	34.64	32.38	35.52
Total US	54.74	49.67	54.49
London	80.77	73.01	73.01
Rest of Europe	52.84	51.91	52.12
Total Europe	65.21	61.25	61.37
Asia	47.15	41.90	44.68
Australasia	28.41	27.71	26.95
Total Group	51.88	47.55	49.95
Gross Operating Profit Margin (%)			
New York	37.4		33.8
Regional US	24.9		24.1
Total US	30.8		28.5
London	49.8		46.4
Rest of Europe	30.4		29.7
Total Europe	39.9		37.4
Asia	41.6		37.3
Australasia	40.8		41.0
Total Group	37.4		34.4

For comparability the 30 September 2006 Average Room Rate and RevPAR have been translated at 30 September 2007 exchange rates.

APPENDIX 2: Consolidated income statement (unaudited) for the third quarter ended 30 September 2007

	Third quarter ended 30 September 2007 £m	Third quarter ended 30 September 2006 £m
Revenue	**160.6**	156.1
Cost of sales	**(65.4)**	(64.7)
Gross profit	**95.2**	91.4
Administrative expenses	**(65.2)**	(65.7)
Other operating income	**2.0**	10.1
	32.0	35.8
Share of profit of joint ventures and associates	**9.0**	2.6
Analysed between share of:		
Operating profit before other income	**4.3**	3.6
Other operating income	**7.0**	-
Interest, tax and minority interests	**(2.3)**	(1.0)
Operating profit	**41.0**	38.4
Analysed between:		
Headline operating profit	**34.3**	29.3
Other operating income - Group	**2.0**	10.1
Other operating income - Share of joint ventures and associates	**7.0**	-
Share of interest, tax and minority interests of joint ventures and associates	**(2.3)**	(1.0)
Finance income	**2.5**	1.5
Finance expense	**(5.7)**	(6.6)
Profit before tax	**37.8**	33.3
Income tax expense	**(8.9)**	(6.3)
Profit for the period	**28.9**	27.0
Attributable to:		
Equity holders of the parent	**27.8**	25.9
Minority interests	**1.1**	1.1
	28.9	27.0
Basic earnings per share (pence)	**9.4**	8.9
Diluted earnings per share (pence)	**9.4**	8.9

The financial results above all derive from continuing activities.

APPENDIX 3: Segmental analysis for the third quarter ended 30 September 2007

	Third quarter ended 30 September 2007							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	25.5	30.7	22.7	23.0	47.0	9.9	-	158.8
Property operations	-	0.4	-	-	0.4	1.0	-	1.8
Total	25.5	31.1	22.7	23.0	47.4	10.9	-	160.6
Hotel gross operating profit	9.7	9.1	11.6	7.0	19.7	3.8	-	60.9
Hotel fixed charges*	(3.9)	(4.4)	(2.7)	(3.5)	(9.4)	(2.2)	-	(26.1)
Hotel operating profit	5.8	4.7	8.9	3.5	10.3	1.6	-	34.8
Property operations operating profit	-	(0.1)	-	-	0.2	0.2	-	0.3
Central costs	-	-	-	-	-	-	(5.1)	(5.1)
Share of joint ventures and associates operating profit	-	-	-	-	4.3	-	-	4.3
Headline operating profit	5.8	4.6	8.9	3.5	14.8	1.8	(5.1)	34.3
Other operating income - Group	-	-	-	-	2.0	-	-	2.0
Other operating income - Share of joint ventures and associates	-	-	-	-	7.0	-	-	7.0
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(2.3)	-	-	(2.3)
Operating profit	5.8	4.6	8.9	3.5	21.5	1.8	(5.1)	41.0
Net financing costs								(3.2)
Profit before tax								37.8

	Third quarter ended 30 September 2006							
Revenue	New York £m	Regional US £m	London £m	Rest of Europe £m	Asia £m	Australasia £m	Central costs £m	Total Group £m
Hotel	24.0	31.6	21.6	22.9	43.1	9.6	-	152.8
Property operations	-	0.6	-	-	0.3	2.4		3.3
Total	24.0	32.2	21.6	22.9	43.4	12.0	-	156.1
Hotel gross operating profit	8.6	9.2	10.6	7.2	16.6	3.5	-	55.7
Hotel fixed charges*	(5.5)	(4.7)	(3.1)	(4.1)	(8.1)	(2.2)	-	(27.7)
Hotel operating profit	3.1	4.5	7.5	3.1	8.5	1.3	-	28.0
Property operations operating profit	-	-	-	-	0.3	0.9	-	1.2
Central costs	-	-	-	-	-	-	(3.5)	(3.5)
Share of joint ventures and associates operating profit	-	-	-	-	3.6	-	-	3.6
Headline operating profit	3.1	4.5	7.5	3.1	12.4	2.2	(3.5)	29.3
Other operating income - Group	-	-	-	-	10.1	-	-	10.1
Share of interest, tax and minority interests of joint ventures and associates	-	-	-	-	(1.0)	-	-	(1.0)

Operating profit	3.1	4.5	7.5	3.1	21.5	2.2	(3.5)	38.4
Net financing costs								(5.1)
Profit before tax								33.3

APPENDIX 4: Non-GAAP measures for the third quarter ended 30 September 2007

Headline operating profit

Headline operating profit is the Group's measure of the underlying profit before interest and tax. It includes the operating results of joint ventures and associates but excludes other operating income (of Group and share of associates) which is normally a one-off item.

	Third quarter ended 30 September 2007 £m	Third quarter ended 30 September 2006 £m
Profit before tax	**37.8**	33.3
Adjusted to exclude:		
Other operating income – Group	**(2.0)**	(10.1)
Share of associates (CDLHT) fair value adjustments to investment property	**(7.0)**	-
Headline profit before tax	**28.8**	23.2
Add back:		
Share of results of associates and joint ventures		
- interest	**1.4**	0.1
- taxation	**0.3**	0.2
- minority interests	**0.6**	0.7
Net financing costs	**3.2**	5.1
Headline operating profit	**34.3**	29.3

APPENDIX 5: Key operating statistics (unaudited)
for the third quarter ended 30 September 2007

	Third quarter ended 30 September 2007 Reported currency	Third quarter ended 30 September 2006 Constant currency	Third quarter ended 30 September 2006 Reported currency
Occupancy %			
New York	90.4		87.1
Regional US	74.5		74.9
Total US	78.1		77.7
London	87.7		92.6
Rest of Europe	73.5		74.8
Total Europe	79.8		82.7
Asia	77.4		78.8
Australasia	63.9		62.1
Total Group	76.6		77.1
Average Room Rate (£)			
New York	143.64	127.32	136.68
Regional US	52.03	48.51	52.20
Total US	76.52	68.93	74.10
London	97.60	87.57	87.57
Rest of Europe	72.36	69.04	68.77
Total Europe	84.67	78.24	78.10
Asia	61.45	54.36	56.73
Australasia	41.37	39.24	36.64
Total Group	70.92	64.27	66.48
RevPAR (£)			
New York	129.85	110.90	119.05
Regional US	38.76	36.33	39.10
Total US	59.76	53.56	57.58
London	85.60	81.09	81.09
Rest of Europe	53.20	51.64	51.44
Total Europe	67.57	64.70	64.59
Asia	47.56	42.84	44.70
Australasia	26.44	24.37	22.75
Total Group	54.32	49.55	51.26
Gross Operating Profit Margin (%)			
New York	38.0		35.8
Regional US	29.6		29.1
Total US	33.5		32.0
London	51.1		49.1
Rest of Europe	30.4		31.4
Total Europe	40.7		40.0
Asia	41.9		38.5
Australasia	38.4		36.5
Total Group	38.4		36.5

For comparability the 30 September 2006 Average Room Rate and RevPAR have been translated at 30 September 2007 exchange rates.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2007 12:52:57
Announcement No.	00057

>> Announcement Details

The details of the announcement start here ...

Announcement Title * — Notification on New Associated Companies

Description — Please refer to the attached announcement on the above.

Attachments: CDL_ann_141107.pdf

Total size = **23K**

(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED (Co. Reg. No. 196300316Z)

NOTIFICATION ON NEW ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited wishes to announce that:

(A) Scottsdale Properties Pte. Ltd., an indirect wholly-owned subsidiary of the Company has incorporated an associated company known as South Beach Consortium Pte. Ltd. ("SBC"), holding one third interest in SBC. The remaining interests in SBC are held one third each by Elad Group Singapore Pte. Ltd. and Istithmar Beach Road FZE respectively.

Information relating to SBC is as follows:

Name of company	:	South Beach Consortium Pte. Ltd.
Date & country of incorporation	:	12 October 2007 Republic of Singapore
Issued share capital	:	S$3
Principal activity	:	Investment holding

(B) City Venture Properties Pte. Ltd., an indirect wholly-owned subsidiary of the Company has incorporated an associated company known as Grange 100 Pte. Ltd. ("Grange 100"), holding 40% interest in Grange 100. The remaining 60% interest in Grange 100 is held by Wachovia Development Corporation.

Information relating to Grange 100 is as follows:

Name of company	:	Grange 100 Pte. Ltd.
Date & country of incorporation	:	29 October 2007 Republic of Singapore
Issued share capital	:	S$100,000
Principal activity	:	Property investment and owner

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 14 November 2007

Unaudited Third Quarter and 9 months ended 30 September 2007 * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2007 17:15:01
Announcement No.	00086

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-09-2007

Attachments:

CDL_Q307.pdf
Total size = **170K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

UNAUDITED THIRD QUARTER AND NINE-MONTH FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2007

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	Note	The Group Third quarter ended 30 September 2007 S$'000	2006 S$'000	Incr/ (Decr) %	The Group 9-month period ended 30 September 2007 S$'000	2006 S$'000	Incr/ (Decr) %
Revenue	(a)	796,151	665,212	19.7	2,340,436	1,808,528	29.4
Cost of sales		(363,985)	(300,264)	21.2	(1,140,032)	(836,028)	36.4
Gross profit		432,166	364,948	18.4	1,200,404	972,500	23.4
Other operating income [2]		7,002	152,741	(95.4)	24,500	158,844	(84.6)
Administrative expenses [3]		(130,867)	(113,546)	15.3	(380,536)	(325,778)	16.8
Other operating expenses [4]		(104,096)	(114,755)	(9.3)	(321,281)	(319,506)	0.6
Profit from operations		204,205	289,388	(29.4)	523,087	486,060	7.6
Finance income [5]		4,578	10,759	(57.4)	35,255	28,757	22.6
Finance costs [6]		(27,810)	(31,240)	(11.0)	(87,067)	(101,863)	(14.5)
Net finance costs		(23,232)	(20,481)	13.4	(51,812)	(73,106)	(29.1)
Share of after-tax profit of associates [7]		1,883	3,203	(41.2)	10,213	3,203	218.9
Share of after-tax profit of jointly-controlled entities [8]		62,420	31,394	98.8	189,273	60,038	215.3
Profit before income tax [1]		245,276	303,504	(19.2)	670,761	476,195	40.9
Income tax expense [9]		(44,063)	(67,176)	(34.4)	(57,061)	(108,441)	(47.4)
Profit for the period		201,213	236,328	(14.9)	613,700	367,754	66.9
Attributable to:							
Equity holders of the Company		**169,489**	**128,313**	32.1	**490,006**	**214,408**	128.5
Minority interests		31,724	108,015	(70.6)	123,694	153,346	(19.3)
Profit for the period		201,213	236,328	(14.9)	613,700	367,754	66.9
Earnings per share							
- basic		18.6 cents	14.1 cents	31.9	53.2 cents	22.8 cents	133.3
- diluted		17.8 cents	13.4 cents	32.8	51.3 cents	22.4 cents	129.0

Note:

(a): This excludes the Group's share of revenue in jointly-controlled entities of approximately $626 million (2006: $256 million) for 9-month period which in accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, only the Group's share of profits from these entities is included in the pre-tax profit.

Notes to the Group's Income Statement:

(1) Profit before income tax includes the following:

	The Group Third quarter ended 30 September		The Group 9-month period ended 30 September	
	2007 S$'000	2006 S$'000	2007 S$'000	2006 S$'000
Interest income	10,790	8,094	33,051	23,106
Profit on sale of investments, long leasehold interest in hotels and property, plant and and equipment (net)	518	150,971	1,313	151,055
Investment income	7,159	2,211	12,228	6,414
Write-back of allowance for foreseeable losses on development properties (net)	313	30,126	313	33,876
Depreciation and amortisation	(32,753)	(34,848)	(102,095)	(114,082)
Interest expenses	(27,146)	(30,352)	(84,394)	(99,121)
Net exchange (loss)/gain	(3,292)	348	(1,005)	1,698
Mark-to-market (loss)/gain on financial assets held for trading (net)	(6,212)	2,582	2,152	5,303
Impairment losses on investment properties (net)	-	(4,098)	-	(4,098)

(2) Other operating income, comprising mainly net exchange gain, management fee, profit on sale of investments, long leasehold interest in hotels, property, plant and equipment and miscellaneous income, was lower by $145.7 million for Q3 and $134.3 million for 9-month period as compared to the corresponding periods in 2006. The decreases were attributable to profit recognised in Q3 2006 on sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) of $150.9 million. This is partially mitigated by £1.9 million (approximately S$5.9 million) recorded in Q3 2007 in relation to gain on dilution of investment in CDLHT following subscription to a rights issues of shares at discount by the Company's 53% owned subsidiary, Millennium & Copthorne Hotels plc (M&C), through its wholly-owned subsidiaries, together with M&C Group's non-participation in a S$32.8m private placement issue, the effect of which marginally diluted the M&C Group's interest in CDLHT. In addition, higher management fees, profit from sale of some shares held in CDLHT and release of £1.0 million (approximately S$3.0 million) property tax provision in Q1 2007 set aside by M&C on the acquisition of Regal hotels located in United States in 1999 following protracted negotiations have also mitigated the decreases in Q3 and 9-month period.

(3) Administrative expenses, comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses, increased by $17.3 million for Q3 and $54.8 million for 9-month period primarily due to rental expenses incurred for the leaseback of four Singapore hotels commencing from July 2006 from CDLHT.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees.

(5) Finance income comprises mainly interest income and net unrealised gain on equities held for trading. The finance income decreased by $6.2 million for Q3 but increased by $6.5 million for 9-month period. The decline in Q3 was a result of lower unrealised gain on equities held for trading while the 9-month period increased on account of higher interest income earned from fixed deposits in 2007.

(6) Finance costs comprise primarily interest on borrowings and amortisation of capitalised transaction costs on borrowings and debt securities. In spite of higher borrowings to finance recent land acquisitions, finance costs has decreased by $3.4 million and $14.8 million for Q3 and 9-month period respectively due to higher portion of the interest expenses being capitalised as part of the cost of the development projects.

(7) Share of after-tax profit of associates relates mainly to the Group's share of results of CDLHT.

(8) Share of after-tax profit of jointly-controlled entities increased by $31.0 million for Q3 and $129.2 million for 9-month period primarily due to profit recognised from The Oceanfront @ Sentosa Cove and higher contributions from St Regis Residences, The Sail @ Marina Bay and Parc Emily.

(9) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

	The Group Third quarter ended 30 September		The Group 9-month period ended 30 September	
	2007	2006	2007	2006
The tax charge relates to the following:	S$'m	S$'m	S$'m	S$'m
Profit for the period	45.2	52.5	121.1	100.0
(Over)/underprovision in respect of prior periods	(1.1)	14.7	(64.0)	8.4
	44.1	67.2	57.1	108.4

The $64.0 million write-back of overprovision of tax for 2007 is primarily attributed to the deferred tax impact on reduction in tax rates enacted in several countries as well as of a change in United Kingdom tax legislation in respect of the removal of claw back of hotel tax allowances which resulted the Group's subsidiary, M&C to record an estimated tax credit of £12.8 million (approximately S$38.7 million).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<—— The Group ——>		<— The Company —>	
		As at 30.09.2007 S$'000	As at 31.12.2006 S$'000	As at 30.09.2007 S$'000	As at 31.12.2006 S$'000
Non-current assets					
Investment properties		2,418,399	2,438,049	272,997	276,429
Property, plant and equipment		4,167,209	3,880,780	97,087	65,923
Investments in subsidiaries		-	-	2,219,682	2,219,682
Investments in associates		219,587	116,990	-	-
Investments in jointly-controlled entities		528,648	289,014	34,159	50,054
Financial assets		194,236	152,858	40,131	39,582
Other non-current assets		206,524	277,354	142,643	137,202
		7,734,603	7,155,045	2,806,699	2,788,872
Current assets					
Development properties		2,569,329	2,281,858	1,441,002	1,469,935
Consumable stocks		13,910	14,507	-	-
Financial assets		59,465	70,703	-	-
Trade and other receivables		764,861	705,328	1,913,986	1,376,141
Cash and cash equivalents		769,282	776,924	86,242	99,741
		4,176,847	3,849,320	3,441,230	2,945,817
Total assets		11,911,450	11,004,365	6,247,929	5,734,689
Equity attributable to equity holders of the Company					
Share capital		1,991,397	1,991,397	1,991,397	1,991,397
Reserves		3,020,244	2,743,138	2,139,771	1,914,961
		5,011,641	4,734,535	4,131,168	3,906,358
Minority interests		1,741,092	1,645,564	-	-
Total equity		6,752,733	6,380,099	4,131,168	3,906,358
Non-current liabilities					
Interest-bearing borrowings	(1)	3,128,239	2,316,947	1,544,792	589,384
Employee benefits		49,756	45,178	-	-
Other liabilities		69,346	53,323	19,508	10,070
Provisions		3,934	5,548	-	-
Deferred tax liabilities		447,801	467,267	38,037	22,955
		3,699,076	2,888,263	1,602,337	622,409
Current liabilities					
Bank overdrafts		1,193	2,319	-	-
Trade and other payables		645,179	572,641	343,408	542,253
Interest-bearing borrowings	(1)	674,677	1,029,152	135,843	610,427
Employee benefits		15,478	16,336	1,709	1,477
Other liabilities		2,269	2,498	-	-
Provision for taxation		115,478	110,701	33,464	51,765
Provisions		5,367	2,356	-	-
		1,459,641	1,736,003	514,424	1,205,922
Total liabilities		5,158,717	4,624,266	2,116,761	1,828,331
Total equity and liabilities		11,911,450	11,004,365	6,247,929	5,734,689

Note:

(1) These balances are stated at amortised cost after taking into consideration their related transaction costs.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 30/09/2007 S$'000	As at 31/12/2006 S$'000
Unsecured			
-repayable within one year		480,304	641,377
-repayable after one year		2,243,073	1,546,115
	(a)	2,723,377	2,187,492
Secured			
-repayable within one year		196,362	390,714
-repayable after one year		892,062	777,855
	(b)	1,088,424	1,168,569
Gross borrowings	(a)+(b)	3,811,801	3,356,061
Less: cash and cash equivalents		(769,282)	(776,924)
Net borrowings		3,042,519	2,579,137

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' land and buildings and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Third quarter ended 30 September		9-month period ended 30 September	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Operating Activities				
Profit before income tax	245,276	303,504	670,761	476,195
Adjustments for:				
Depreciation and amortisation	32,753	34,848	102,095	114,082
Dividend income	(7,159)	(2,211)	(12,228)	(6,414)
Finance income	(4,578)	(10,759)	(35,255)	(28,757)
Finance costs	27,810	31,240	87,067	101,863
Impairment losses for investment properties	-	4,098	-	4,098
(Profit)/Loss on sale of long leasehold interest in hotels and property, plant and equipment	(440)	(150,946)	195	(150,890)
Gain on dilution of investment in an associate	(5,851)	-	(5,851)	-
Loss on liquidation of a jointly-controlled entity	-	-	24	1,247
Profit on sale of investments	(78)	(25)	(251)	(165)
Property, plant and equipment written off	55	3,272	625	3,304
Profit on disposal of interest in an associate	-	-	(1,257)	-
Share of after-tax profit of associates	(1,883)	(3,203)	(10,213)	(3,203)
Share of after-tax profit of jointly-controlled entities	(62,420)	(31,394)	(189,273)	(60,038)
Value of employee services received for issue of share options	566	533	1,689	1,539
Operating profit before working capital changes	224,051	178,957	608,128	452,861
Changes in working capital				
Development properties	(97,782)	(40,704)	(258,693)	55,489
Stocks, trade and other receivables	(25,209)	(20,036)	(47,184)	(97,661)
Trade and other payables	11,291	(6,223)	28,604	31,621
Employee benefits	2,363	1,215	(3,243)	1,940
Cash generated from operations	114,714	113,209	327,612	444,250
Income tax paid	(34,364)	(23,948)	(81,818)	(61,673)
Cash flows from operating activities carried forward	**80,350**	**89,261**	**245,794**	**382,577**

	Third quarter ended 30 September		9-month period ended 30 September	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**80,350**	**89,261**	**245,794**	**382,577**
Investing Activities				
Dividends received				
- financial investments	6,449	1,772	10,770	5,487
- jointly-controlled entities	3,500	8,183	3,500	12,994
- an associate	12,006	-	19,953	-
Interest received	9,955	3,366	33,343	17,926
Proceeds from sale of long leasehold interest in hotels and property, plant and equipment	193	846,837	522	847,085
Proceeds from disposal of interest in an associate	127	-	4,020	-
Proceeds from liquidation of a jointly-controlled entity	-	-	77	-
Purchase of investments in jointly-controlled entities	-	-	(7,199)	-
Purchase of investments in associates	(101,186)	(226,590)	(105,737)	(226,590)
Disposal /(Purchase) of financial assets	1,271	21,588	(27,629)	(35,808)
Purchase of investment properties	(2,706)	(3,756)	(6,519)	(6,449)
Purchase of property, plant and equipment	(266,483)	(44,050)	(377,598)	(93,477)
Cash flows from investing activities	(336,874)	607,350	(452,497)	521,168
Financing Activities				
Advances from related corporations	18,951	29,843	12,627	32,647
Capital contribution from minority shareholders	640	3,817	26,742	7,366
Dividends paid	(9,332)	(374)	(199,259)	(134,327)
Fixed deposits pledged to a financial institution	-	(8)	-	(27)
Repayment of other long-term liabilities	(1,126)	(914)	(1,893)	(578)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(33,369)	(28,243)	(109,420)	(106,331)
Net proceeds/(repayment of) from revolving credit facilities and short-term bank borrowings	108,674	(374,314)	394,896	(76,299)
Payment of transaction costs	(663)	(40)	(2,668)	(2,388)
Proceeds from bank borrowings	321,629	-	633,892	12,534
Proceeds from issue of shares	-	-	-	51,251
Proceeds from issuance of bonds and notes	86,080	-	375,286	328,450
Repayment of bank borrowings	(195,710)	(238,510)	(480,508)	(631,594)
Repayment of bonds and notes	-	(20,000)	(450,920)	(270,000)
Repayment to finance leases	(3,010)	(2,973)	(6,412)	(5,694)
Cash flows from financing activities	292,764	(631,716)	192,363	(794,990)
Net increase/(decrease) in cash and cash equivalents carried forward	**36,240**	**64,895**	**(14,340)**	**108,755**

	Third quarter ended 30 September		9-month period ended 30 September	
	2007	2006	2007	2006
	S$'000	S$'000	S$'000	S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	36,240	64,895	(14,340)	108,755
Cash and cash equivalents at beginning of the period	739,313	581,191	774,605	569,767
Effect of exchange rate changes on balances held in foreign currencies	(7,464)	15,606	7,824	(16,830)
Cash and cash equivalents at end of the period	**768,089**	**661,692**	**768,089**	**661,692**
Cash and cash equivalents comprise:-				
Cash and cash equivalents as shown in the Balance Sheet	769,282	664,663	769,282	664,663
Less: Fixed deposits pledged to a financial institution	-	(1,053)	-	(1,053)
Bank overdrafts	(1,193)	(1,918)	(1,193)	(1,918)
	768,089	661,692	768,089	661,692

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	<—Attributable to equity holders of the Company—>								
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2007	1,991.4	-	147.2	28.0	81.7	2,486.2	4,734.5	1,645.6	6,380.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(9.4)	-	(9.4)	(2.9)	(12.3)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.2)	-	(0.2)	(0.1)	(0.3)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(1.9)	-	(1.9)	(1.7)	(3.6)
Change in fair value of equity investments available for sale	-	-	-	4.0	-	-	4.0	-	4.0
Share of hedging reserve of an associate	-	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.0)	(1.0)	(0.9)	(1.9)
Net gains/(losses) recognised directly in equity	-	-	-	3.9	(11.5)	(1.0)	(8.6)	(5.7)	(14.3)
Profit for the period	-	-	-	-	-	126.1	126.1	25.9	152.0
Total recognised income and expenses for the period	-	-	-	3.9	(11.5)	125.1	117.5	20.2	137.7
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.8	3.8
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	-	(5.1)	(5.1)
At 31 March 2007	1,991.4	-	147.2	32.2	70.2	2,611.3	4,852.3	1,664.8	6,517.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	36.4	-	36.4	43.9	80.3
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(1.3)	-	(1.3)	(1.6)	(2.9)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	0.6	-	0.6	0.6	1.2
Change in fair value of equity investments available for sale	-	-	-	5.9	-	-	5.9	-	5.9
Share of hedging reserve of an associate	-	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	-	(1.5)	(1.5)	(1.4)	(2.9)
Net gains/(losses) recognised directly in equity	-	-	-	5.8	35.7	(1.5)	40.0	41.4	81.4
Profit for the period	-	-	-	-	-	194.4	194.4	66.1	260.5
Total recognised income and expenses for the period	-	-	-	5.8	35.7	192.9	234.4	107.5	341.9
Change of interest in subsidiaries	-	-	-	-	-	-	-	21.5	21.5
Acquisition of interest in a subsidiary	-	-	-	-	-	-	-	0.8	0.8
Value of employee services received for issue of share options	-	-	-	0.4	-	-	0.4	0.3	0.7
Dividends	-	-	-	-	-	(136.9)	(136.9)	(47.9)	(184.8)
At 30 June 2007	1,991.4	-	147.2	38.4	105.9	2,667.3	4,950.2	1,747.0	6,697.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(27.8)	-	(27.8)	(29.7)	(57.5)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(2.4)	-	(2.4)	(1.6)	(4.0)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	2.0	-	2.0	1.8	3.8
Change in fair value of equity investments available for sale	-	-	-	(5.9)	-	-	(5.9)	-	(5.9)
Share of hedging reserve of an associate	-	-	-	0.1	-	-	0.1	0.1	0.2
Actuarial losses on defined benefit plans	-	-	-	-	-	0.1	0.1	0.1	0.2
Net (losses)/gains recognised directly in equity	-	-	-	(5.8)	(28.2)	0.1	(33.9)	(29.3)	(63.2)
Profit for the period	-	-	-	-	-	169.5	169.5	31.7	201.2
Total recognised income and expenses for the period	-	-	-	(5.8)	(28.2)	169.6	135.6	2.4	138.0
Change of interest in a subsidiary	-	-	-	-	-	-	-	0.6	0.6
Value of employee services received for issue of share options	-	-	-	0.4	-	-	0.4	0.4	0.8
Dividends	-	-	-	-	-	(74.6)	(74.6)	(9.3)	(83.9)
At 30 September 2007	1,991.4	-	147.2	33.0	77.7	2,762.3	5,011.6	1,741.1	6,752.7

** Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Group	<——Attributable to equity holders of the Company——>								
	Share Capital S$m	Share Prem. S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
At 1 January 2006	460.9	1,492.3	148.2	23.3	142.0	2,281.1	4,547.8	1,527.4	6,075.2
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(38.1)	-	(38.1)	(61.3)	(99.4)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(0.5)	-	(0.5)	0.1	(0.4)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	1.2	-	1.2	1.1	2.3
Change in fair value of equity investments available for sale	-	-	-	3.0	-	-	3.0	-	3.0
Net gains/(losses) recognised directly in equity	-	-	-	3.0	(37.4)	-	(34.4)	(60.1)	(94.5)
Profit for the period	-	-	-	-	-	41.2	41.2	15.7	56.9
Total recognised income and expenses for the period	-	-	-	3.0	(37.4)	41.2	6.8	(44.4)	(37.6)
Issue of ordinary shares	4.2	16.9	-	-	-	-	21.1	-	21.1
Transfer from share premium account to share capital upon implementation of the Companies (Amendment) Act 2005	1,496.1	(1,509.2)	-	-	-	13.1	-	-	-
Change of interest in subsidiaries	-	-	-	-	-	-	-	3.4	3.4
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	-	-	(4.6)	(4.6)
At 31 March 2006	1,961.2	-	148.2	26.6	104.6	2,335.4	4,576.0	1,482.0	6,058.0
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	(11.9)	-	(11.9)	(13.7)	(25.6)
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	-	-	-	0.4	0.4
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(2.7)	-	(2.7)	(2.4)	(5.1)
Change in fair value of equity investments available for sale	-	-	-	(6.7)	-	-	(6.7)	-	(6.7)
Net losses recognised directly in equity	-	-	-	(6.7)	(14.6)	-	(21.3)	(15.7)	(37.0)
Profit for the period	-	-	-	-	-	44.9	44.9	29.6	74.5
Total recognised income and expenses for the period	-	-	-	(6.7)	(14.6)	44.9	23.6	13.9	37.5
Issue of ordinary shares	30.2	-	-	-	-	-	30.2	-	30.2
Change of interest in subsidiaries	-	-	-	-	-	-	-	0.2	0.2
Value of employee services received for issue of share options	-	-	-	0.3	-	-	0.3	0.2	0.5
Dividends	-	-	-	-	-	(97.3)	(97.3)	(25.6)	(122.9)
At 30 June 2006	1,991.4	-	148.2	20.2	90.0	2,283.0	4,532.8	1,470.7	6,003.5
Translation differences on consolidation of foreign subsidiaries	-	-	-	-	24.9	-	24.9	27.3	52.2
Exchange differences on hedge of net investments in foreign entities	-	-	-	-	(1.0)	-	(1.0)	(0.7)	(1.7)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	-	(0.3)	-	(0.3)	(0.3)	(0.6)
Change in fair value of equity investments available for sale	-	-	-	1.4	-	-	1.4	-	1.4
Net gains recognised directly in equity	-	-	-	1.4	23.6	-	25.0	26.3	51.3
Profit for the period	-	-	-	-	-	128.3	128.3	108.0	236.3
Total recognised income and expenses for the period	-	-	-	1.4	23.6	128.3	153.3	134.3	287.6
Change of interest in subsidiaries	-	-	0.1	-	-	-	0.1	3.7	3.8
Value of employee services received for issue of share options	-	-	-	0.2	-	-	0.2	0.3	0.5
Dividends	-	-	-	-	-	-	-	(0.4)	(0.4)
At 30 September 2006	1,991.4	-	148.3	21.8	113.6	2,411.3	4,686.4	1,608.6	6,295.0

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2007	1,991.4	-	63.7	19.2	1,832.1	3,906.4
Change in fair value of equity investments available for sale	-	-	-	2.2	-	2.2
Net gain recognised directly in equity	-	-	-	2.2	-	2.2
Profit for the period	-	-	-	-	41.9	41.9
Total recognised income and expenses for the period	-	-	-	2.2	41.9	44.1
At 31 March 2007	1,991.4	-	63.7	21.4	1,874.0	3,950.5
Change in fair value of equity investments available for sale	-	-	-	1.0	-	1.0
Net gain recognised directly in equity	-	-	-	1.0	-	1.0
Profit for the period	-	-	-	-	331.7	331.7
Total recognised income and expenses for the period	-	-	-	1.0	331.7	332.7
Dividends	-	-	-	-	(136.9)	(136.9)
At 30 June 2007	1,991.4	-	63.7	22.4	2,068.8	4,146.3
Change in fair value of equity investments available for sale	-	-	-	(2.3)	-	(2.3)
Net loss recognised directly in equity	-	-	-	(2.3)	-	(2.3)
Profit for the period	-	-	-	-	61.7	61.7
Total recognised income and expenses for the period	-	-	-	(2.3)	61.7	59.4
Dividends	-	-	-	-	(74.6)	(74.6)
At 30 September 2007	1,991.4	-	63.7	20.1	2,055.9	4,131.1

The Company	Share Capital S$m	Share Premium S$m	Capital Res. S$m	Fair Val. Res. S$m	Accum. Profits S$m	Total S$m
At 1 January 2006	460.9	1,479.2	63.7	17.7	1,739.0	3,760.5
Change in fair value of equity investments available for sale	-	-	-	0.7	-	0.7
Net gain recognised directly in equity	-	-	-	0.7	-	0.7
Profit for the period	-	-	-	-	18.4	18.4
Total recognised income and expenses for the period	-	-	-	0.7	18.4	19.1
Issue of ordinary shares	4.2	16.9	-	-	-	21.1
Transfer from share premium account to share capital upon implementation of of the Companies (Amendment) Act 2005	1,496.1	(1,496.1)	-	-	-	-
At 31 March 2006	1,961.2	-	63.7	18.4	1,757.4	3,800.7
Change in fair value of equity investments available for sale	-	-	-	(3.1)	-	(3.1)
Net loss recognised directly in equity	-	-	-	(3.1)	-	(3.1)
Profit for the period	-	-	-	-	102.0	102.0
Total recognised income and expenses for the period	-	-	-	(3.1)	102.0	98.9
Issue of ordinary shares	30.2	-	-	-	-	30.2
Dividends	-	-	-	-	(97.3)	(97.3)
At 30 June 2006	1,991.4	-	63.7	15.3	1,762.1	3,832.5
Change in fair value of equity investments available for sale	-	-	-	(0.2)	-	(0.2)
Net loss recognised directly in equity	-	-	-	(0.2)	-	(0.2)
Profit for the period	-	-	-	-	33.3	33.3
Total recognised income and expenses for the period	-	-	-	(0.2)	33.3	33.1
At 30 September 2006	1,991.4	-	63.7	15.1	1,795.4	3,865.6

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the three months ended 30 September 2007.

Preference share capital

There were no additional non-redeemable convertible non-cumulative preference shares ("Preference Shares") issued during the three months ended 30 September 2007. The total number of issued Preference Shares as at 30 September 2007 and 30 September 2006 is 330,874,257.

As at 30 September 2007, the maximum number of ordinary shares that may be issued upon full conversion of all the Preference Shares at the sole option of the Company is 44,998,898 ordinary shares (30 September 2006: 44,998,898 ordinary shares).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those applied in the Group's most recently audited financial statements for the year ended 31 December 2006, except for those as disclosed under Paragraph 5.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The Group has adopted FRS 40 – *Investment Property*, which became operative from 1 January 2007. FRS 40 permits investment properties to be stated at either fair value or cost less accumulated depreciation and accumulated impairment losses. In prior years, investment properties were accounted for under FRS 16 - *Property, Plant and Equipment* at cost less accumulated depreciation and accumulated impairment losses. On adoption of FRS 40, the Group will reclassify the carrying value of their investment properties from property, plant and equipment to investment properties, which will continue to be stated at cost less accumulated depreciation and accumulated impairment losses.

Other than FRS 40, the Group adopted various new/revised Financial Reporting Standards issued by the Council on Corporate Disclosure and Governance, which took effect from 1 January 2007. These do not have a significant impact on the Group's financial statements.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Third quarter ended 30 September		9-month period ended 30 September	
	2007	2006	2007	2006
Basic Earnings per share (cents)	18.6	14.1	53.2	22.8
Diluted Earnings per share (cents)	17.8	13.4	51.3	22.4
Earnings per share is calculated based on:				
a) Profit attributable to equity holders of the parent (S$'000) (*)	169,489	128,313	483,620	208,022
b) Weighted average number of ordinary shares in issue:				
- basic	909,301,330	909,301,330	909,301,330	913,545,632
- diluted (**)	954,300,228	954,300,228	954,300,228	958,544,530

* *After deducting preference dividends of $6,386,000 declared and paid in Q2 2007 and Q2 2006.*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/9/2007 S$	31/12/2006 S$	30/9/2007 S$	31/12/2006 S$
Net Asset Value per ordinary share based on total issued 909,301,330 ordinary shares as at 30 September 2007 (909,301,330 ordinary shares as at 31 December 2006)	5.51	5.21	4.54	4.30

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

<u>Group Performance</u>

Excluding the one-off gains arising from the divestment of its long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) in 2006 of $150.9 million, profit for the core earnings before income tax for the third quarter of 2007 (Q3 2007) increased by $92.7 million or 60.7% to $245.3 million as compared to the corresponding period in 2006.

For the 9-month period ended 30 September 2007, pre-tax profit increased by 106.2% to $670.8 million (2006: $325.3 million after excluding the above one-off gains). The Group has no revaluation gains or surpluses as it adopts the cost model under FRS 40.

Revenue for Q3 2007 increased considerably by $130.9 million or 19.7% to $796.2 million as compared to Q3 2006. Revenue for the 9-month period ended 30 September 2007 also increased by $531.9 million or 29.4% to $2,340.4 million as compared to the corresponding period in 2006.

In Q3 2007, property development segment's profit before income tax contributed 60% of the Group's total consolidated profit before income tax of $245.3 million versus only 26.5% for the same period in 2006. It was the largest segment contributor and the profit before income tax for property development improved by 83% to $147.3 million.

Profit before income tax for the rental properties segment for Q3 2007 increased by 250.9% to $17.8 million.

Basic Earnings Per Share for the 9-month period ended 30 September 2007 increased by 211.1% to 53.2 cents (2006: 17.1 cents after excluding the above one-off gains).

The Group has no exposure to any collateralised debt obligations.

Property

The economy grew strongly by 9.4% in Q3 year-on-year. It was led by an expansion in the manufacturing sector and the construction sector also registered a robust growth of 15.5% following the 18.8% in the previous quarter.

Despite the subprime crisis in the US, the private residential property market performed well in Q3 2007 with price increase of 8.3% and rental increase of 11.4%. In July 2007, the Government announced the revision of the Development Charge levy rate upwards from 50% to 70% of the appreciation in land value, to be applied to instances of higher plot ratio or change of use (re-zoning). The increase was justified on grounds that the Government intends to provide better infrastructure development with the additional levy. This was followed by an increase in the Development Charge rates in September 2007 for almost all the major segments of the property market, in line with the prevailing higher market values.

Meanwhile, the Government has proposed several changes to the en bloc sales legislation under the Land Titles (Strata) Act, such as incorporating a "cooling period", making the sales procedure more time-consuming and laborious so that owners can make a more informed decision. These changes are likely to result in fewer en bloc sales and will lessen the supply coming onto the market in the medium to long term which should be healthier.

The introduction of all these measures coincided with the traditional Chinese Seventh Month, resulting in the slowing down of transaction volume in this quarter to 3,450 units compared to 5,129 units in the previous quarter.

The Group continued with the sale of units in its existing projects such as Botannia and Cliveden at Grange, a super luxurious 110-unit upmarket development with iconic architecture and extensive landscaping.

For the period under review, profits were recognised from wholly-owned pre-sold projects such as City Square Residences, Tribeca and Monterey Park as well as previously completed projects such as Chelsea Gardens, The Equatorial and No. 7 Draycott Drive. In addition, profit contributions also came from joint venture projects such as St. Regis Residences, The Sail @ Marina Bay, The Oceanfront @ Sentosa Cove, Parc Emily, Edelweiss Park, Ferraria Park, Botannia, Residences @ Evelyn and Savannah CondoPark.

No profit has been recognised from One Shenton, The Solitaire and Cliveden at Grange as these projects are still in the early stages of construction. The Solitaire is expected to book in profits from Q4 2007 onwards while profits from One Shenton and Cliveden at Grange will only be recognised in stages from next year onwards.

For the first 9 months ended 30 September 2007, the Group sold a total of 1,590 units with sales value of $2.864 billion.

The office market performed very robustly in Q3 with rental increasing by 14.8% compared to 11% in Q2. Capital value also rose by 8.1%, bringing the total increase for the year to 22.7%.

In September 2007, the Group led a consortium through an intense competitive tender exercise to win one of the most coveted sites in an URA Tender, at the bid price of $1.688 billion. It brought together two prominent international conglomerates to this joint venture, namely Istithmar Group, owned by Dubai World and the El-Ad Group, one of the largest privately owned real estate companies in North America. The consortium's bid for the high-profile project known as South Beach was selected because of its stunning architectural design and concept, which won the very challenging design competition, although our bid price was not the highest. Located along Beach Road, in the vicinity of Raffles City, Raffles Hotel and Suntec City, the site will be linked by the underground MRT system to various strategic locations.

A dynamic integrated development, South Beach will house an estimated 630,000 square feet of premium office space, two luxury hotels, exclusive city residences and over 100,000 square feet of exquisite retail space (gross floor area) within two tower blocks of 42 and 45 storeys and four conserved buildings. In total, the gross floor area is about 1.6 million square feet. Designed by the world-renowned architectural firm Foster & Partners, it is intended to become a revolutionary New Eco-Quarter in Singapore and will be the new iconic symbol of the Singapore skyline.

Although the Group remains the proxy to the Singapore property market, it also seizes business opportunities overseas whenever good prospects are presented. In August, it entered into a memorandum of understanding with DC Chemical Company Limited, a company listed on the Korean Stock Exchange, with the intention to jointly develop a site known as Yong-Hyun / Hak-ik, 1 Block, in Incheon, Korea. The Group will potentially invest between US$150 million and US$300 million in equity in connection with this almost 17-million-square-feet large-scale commercial, hotel and residential project which will be developed in stages.

The Group also established its first footprint in Russia when it signed an agreement to take a 50% stake in Soft Proekt, which owns the Iris Congress Hotel and a 9-storey serviced apartment building in Moscow, in a US$125 million joint venture. The other 50% stake in Soft Proekt is held by a company linked to Dr Sudhir Gupta, Founder and Chairman of Amtel Group of Companies. The 8-storey Iris Congress Hotel has 213 rooms and comprehensive facilities. The joint venture also plans to build a mixed-use development complex on a vacant plot of land adjoining the existing hotel which will include conference & business facilities, food & beverage outlets and a car park. There are plans for Millennium & Copthorne Hotels plc to operate and manage the hotel.

In addition, in line with the Group's push for further diversification overseas, its investment commitment in the private real estate fund Real Estate Capital Asia Partners, L.P. (RECAP) has led to exciting developments in Phuket, Thailand. RECAP acquired Jungceylon complex, Phuket's largest shopping mall. It has about 1.5 million square feet of retail space, of which 92% has been leased. Tenants include French hypermarket Carrefour, Robinson Department Store, SF Cinema, fashion boutiques and F&B outlets. The 421-room Millennium Resort Patong Phuket, which is also part of the Jungceylon complex, is scheduled to have its soft opening soon.

The Group has always believed in a strategic policy to maintain a competitive and well-balanced land bank. This allows the Group the flexibility to respond quickly to changing market demands, to create value for its shareholders in the medium to long term and without the need to aggressively bid for new sites. In the first 9 months of 2007, the Group selectively replenished its land bank with the purchase of 975,107 square feet of land, with a GFA of almost 3.06 million square feet (including JV share). The Group's total land bank currently stands at 4.48 million square feet with GFA of 9.12 million square feet.

Hotel

Millennium & Copthorne Hotels plc (M&C), in which the Group has a 53% interest, continued to sustain its strong performance in Q3 and the 9 months ended 30 September 2007. M&C group RevPAR was up by 9.6% for Q3 and 9.1% for the 9-month period at constant rates of exchange.

M&C's profit after tax and minority interests for Q3 was £27.8 million, up 7.3% (2006: £25.9 million). For the 9 months to 30 September, its profit after tax and minority interests of £80.5 million was 62.3% above the corresponding period of £49.6 million.

CDLHT, which M&C holds a 38.53% stake, has continued to perform well with a current market capitalisation of approximately $1.9 billion, a nearly 2.5 times increase since its listing in July 2006. As at 30 September 2007, its asset under management stands at $1.4 billion, a 64% increase since listing, boosted by new acquisitions and continuing favourable market conditions. The REIT has provided M&C with a vehicle to expand its hotel portfolio as well as to monetise its existing assets to unlock value. In addition, it also provides M&C with a new income source in the form of fee income from the management of the REIT's asset.

On 27 September 2007, M&C announced that its subsidiary company, Millennium & Copthorne Hotels New Zealand Limited (MCHNZ) had entered into a strategic cooperation agreement to invest in a joint venture in China with a Chinese property developer Guangdong Idea Valley Group Co., Ltd. MCHNZ will contribute approximately US$32.5 million to the joint venture company.

M&C's cash flows and balance sheet remain strong, placing us in an advantageous position to quickly seize any opportunities that arise.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for the second quarter and half year ended 30 June 2007.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Property

The economy which grew by 8.2% in the first 9 months after a blistering first half is expected to be on track to reach the upper band of the 7 to 8% official GDP forecast. Unemployment has fallen to its lowest level in a decade at 1.7%.

In October 2007, the Government announced the withdrawal of the Deferred Payment Scheme for property purchases, citing an improved economy and the robust property market as the main reasons. Although this has led to an initial 'knee-jerk' impact on market sentiments, the Group is of the view that the fundamentals in the economy and property market in Singapore remain very well-founded and strong. Therefore, market confidence and buying interest is expected to return. The high-end property market, having reached new record highs, is likely to see a more judicious growth. The mid and mass market segments are likely to remain healthy, with good demand arising from a growing economy, improved employment rates, income growth, increased demand from foreigners and those who have sold their properties in en bloc sales. In Singapore, housing loans are still readily available to purchasers. Thus, there is still room for sustained growth.

The Group is pleased to note that the Government announced last week that no other measures to cool the market are being planned.

The Group's upmarket project, Cliveden at Grange, was soft-launched in June and received an enthusiastic response with more than 90% of the 42 units were sold to foreign buyers. This month, the Group just sold two whole towers, totalling 44 units to a joint venture company it formed with Wachovia Development Corporation, a global property investment powerhouse. Successfully sold at an arm's length market price of $432 million, this joint collaboration is in line with the Group's business strategy of leveraging on the capital appreciation potential as well as rental income possibilities of its developments.

Even though the subprime issue has affected the US, generally there is no significant negative impact on the property market in Asia. Economic fundamentals in the Asia-Pacific region remain robust with the continued booming economies in Asia as well as the Middle-East. Therefore, investor confidence in this region remains upbeat.

There is also liquidity from non-traditional markets such as India and China where investors are looking for good investments in a stable country with strong fundamentals such as Singapore. These investors believe that there is potential upside in capital appreciation here relative to other cities like New York and London. In addition, Singapore's financial sector is well-structured and regulated with safeguards in its banking practices.

Furthermore, the Government's strategies continue to be in place to further enhance Singapore's position as a global city to live, work and play. This has started to bear fruit with the attraction of high profile events such as the upcoming Formula One Grand Prix next September and the rolling out of the two mega-scale integrated resorts. With continued growth of the economy, job creation, attraction of foreign talent, and new businesses, Singapore is transforming into a vibrant and dynamic place in Asia-Pacific. As a growth hub, it augurs well for the property market. Thus, continued capital appreciation in the next few years is likely and the prospects for the property sector continue to be good.

The Group is planning to launch a few projects in the coming months.

The first is Wilkie Studio, a 40-unit niche boutique development located in the Mount Sophia vicinity. The second is Shelford Suites located along Shelford Road, off Dunearn Road. This 77-unit development is nestled in an exclusive residential district among landed houses and luxurious condominiums.

The third project is The Quayside Collection at Sentosa Cove. This 228-unit ultra-luxurious development is sited between the waterways and ONE° 15 Marina Club. The adjoining 300-room five-star hotel and a niche shopping promenade will also complement this development. Demand is expected to be healthy based on the many enquiries received to-date.

Another project in the pipeline is the redevelopment of the former Lock Cho apartments at Thomson Road. Rising 36 storeys in two tower blocks, this 336-unit development will offer panoramic views of the MacRitchie Reservoir/Singapore Polo Club area and the city.

The office sector is expected to perform well in the next two to three years due to a limited supply coming onto the market. Although the Government has released more office development sites through its regular GLS programme, there will be a time lag before the new supply is ready to help alleviate the tight market.

The Group's sizeable commercial portfolio of 4.3 million square feet of lettable space allows it the flexibility of several options. This may include asset divestment, asset conversion (as in the case of One Shenton) and office REIT etc, to extract maximum value from its commercial assets at the right time. Rentals are still improving and the rental market for the next two to three years looks strong. It is noted that several key leases are up for renewal next year and beyond and this will significantly enhance rental yields. As many of these assets were purchased years ago at a comparatively low historical cost and the Group's robust balance sheet has remained healthy with a relatively low gearing, there is no immediate urgency to monetise this commercial portfolio even though there is a market trend to recycle capital.

Furthermore, it was only just last year that the Group recycled four of its hotel assets to a hotel REIT. Nonetheless, as it is not easy to acquire new quality capital assets, the Group will at appropriate times make decisions that will best unlock and maximise shareholders' value in part or in whole.

Hotel

M&C group RevPAR in the first four weeks of October was up by 10.5%. With a strong balance sheet and cash flow, M&C is in an advantageous position to seize any opportunities that arise.

M&C is currently conducting a comprehensive review of its management structures and systems to achieve higher efficiency and effectiveness. The search for the CEO will be exhaustive so that the right candidate when appointed will have the opportunity to implement the recommendations arising from this review. This will enable the new CEO to be well placed to move M&C forward to the next stage quickly and effectively.

M&C remains on course to meet its targets for the next quarter.

Group Prospects

The Group has delivered a solid set of results for the past 9 months and it expects to continue to deliver a stellar full year performance in 2007. With the outstanding sales achievements over the past few years, this has enabled the Group to lock in its profits, placing the Group in a rewarding position to perform well in the next few years as profit will continue to be recognised progressively.

The Group is confident of remaining profitable over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had paid the following special interim ordinary dividend to ordinary shareholders and non-cumulative preference dividends to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares ("Preference Shares").

Name of Dividend	Special Interim Ordinary Dividend	Preference Dividend
Date of payment	30 October 2007	2 July 2007
Dividend Type	Cash	Cash
Dividend Amount (in cents)	10.0 cents (gross) per Ordinary Share	1.93 cents (net) per Preference Share
Dividend rate (in %)	N.A.	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	N.A.	From 31 December 2006 to 29 June 2007 (both dates inclusive)
Issue price	N.A.	$1.00 per Preference Share
Tax rate	18%	18%

On 14 November 2007, the Board of Directors, pursuant to the recommendation of the Audit Committee, declared the payment of a non-cumulative preference dividend to holders of the Preference Shares in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 184 days, being the actual number of days comprised in the dividend period from 30 June 2007 to 30 December 2007, divided by 365 days.

Name of Dividend	Preference Dividend
Date of payment	31 December 2007
Dividend Type	Cash
Dividend Amount (in cents)	1.97 cents (net) per Preference Share
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 30 June 2007 to 30 December 2007 (both dates inclusive)
Issue price	$1.00 per Preference Share
Tax rate	18%

(b) *Corresponding Period of the Immediately Preceding Financial Year*

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Special Interim Ordinary Dividend	Preference Dividend	
Date of payment	27 December 2006	30 June 2006	3 January 2007
Dividend Type	Cash	Cash	Cash
Dividend Amount (in cents)	7.5 cents (gross) per Ordinary Share	1.93 cents (net) per Preference Share	1.97 cents (net) per Preference Share
Dividend rate (in %)	N.A.	3.9% (net) per annum on the issue price of each Preference Share	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	N.A.	From 31 December 2005 to 29 June 2006 (both dates inclusive)	From 30 June 2006 to 30 December 2006 (both dates inclusive)
Issue price	N.A.	$1.00 per Preference Share	$1.00 per Preference Share
Tax rate	20%	20%	20%

(c) *Date payable*

The preference dividend for the period from 30 June 2007 to 30 December 2007 (both dates inclusive) will be paid on 31 December 2007.

(d) Books Closure Date

NOTICE IS HEREBY GIVEN that the Preference Shares Transfer Books and Registers of Holders of Preference Shares of the Company will be closed on 14 December 2007. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 13 December 2007 will be registered to determine Preference Shareholders' entitlement to the preference dividend (the "Preference Dividend") of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share for the dividend period from 30 June 2007 to 30 December 2007 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividends to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

		<------------------The Group	------------------>		
		Third quarter ended 30 September		9-month period ended 30 September	
	Note	2007	2006	2007	2006
		S$'000	S$'000	S$'000	S$'000
Revenue					
Property Development		235,168	152,907	704,552	312,772
Hotel Operations		492,269	456,476	1,444,237	1,337,660
Rental Properties		51,918	43,616	147,383	124,661
Others		16,796	12,213	44,264	33,435
		796,151	665,212	2,340,436	1,808,528
Profit before income tax (*)					
Property Development		147,338	80,513	385,034	145,279
Hotel Operations	(a)	79,495	209,388	208,897	301,452
Rental Properties		17,815	5,077	44,631	8,277
Others		628	8,526	32,199	21,187
		245,276	303,504	670,761	476,195

** Includes share of after-tax profit of associates and jointly-controlled entities.*

Note:

(a) Included in pre-tax profit for the Hotel Operations for Q3 and 9-month period ended 30.9.2006 is the gain of $150.9 million recognised on the sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts. Excluding this one-off gain, pre-tax profit of the Hotel Operations would have increased by 35.9% to $79.5 million (adjusted Q3 2006: $58.5 million) for Q3 and by 38.7% to $208.9 million (adjusted 9-month period ended 30.9.2006: $150.6 million).

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue surged by $82.3 million (or 53.8%) to $235.2 million (2006: $152.9 million) and $391.8 million (or 125.3%) to $704.6 million (2006: $312.8 million) for Q3 and 9-month period respectively.

Pre-tax profit achieved for Q3 and the 9-month period in 2007 was $66.8 million (or 83.0%) and $239.8 million (or 165.0%) higher compared to the corresponding periods for 2006.

Projects that contributed to both revenue and profit include City Square Residences, Residences @ Evelyn, Butterworth 33, Savannah CondoPark, The Imperial, Tribeca, The Equatorial, Chelsea Gardens, Botannia, No.7 Draycott Drive and sale of the residential units in Sydney and land in New Zealand. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, The Oceanfront @ Sentosa Cove, Ferraria Park, St. Regis Residences, Cuscaden Residences and Edelweiss Park has not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments has been included in pre-tax profit.

The increase in revenue is mainly attributable to contributions from Botannia, Chelsea Gardens, The Tribeca and higher revenue generated from Butterworth 33, City Square Residences, No. 7 Draycott Drive, Savannah CondoPark, The Equatorial and The Imperial.

The increase in pre-tax profit, which is in-line with the improvement in revenue, is also attributed to profit recognised for The Oceanfront @ Sentosa Cove as well as higher contributions from The Sail @ Marina Bay, Parc Emily and St Regis Residences.

Hotel Operations

Revenue improved by $35.8 million (or 7.8%) to $492.3 million (2006: $456.5 million) for Q3 and $106.5 million (or 8.0%) to $1,444.2 million (2006: $1,337.7 million) for 9-month period respectively. The increase in revenue is a result of higher Group RevPAR achieved on the back of buoyant market conditions, particularly in New York, London and Singapore.

Pre-tax profit declined by $129.9 million to $79.5 million (2006: $209.4 million) for Q3 and by $92.6 million to $208.9 million (2006: $301.5 million) for 9-month period mainly on account of the profit recognised in Q3 2006 on sale of long leasehold interest in four Singapore hotels to CDL Hospitality Trusts (CDLHT) of $150.9 million, partially mitigated by the improved performance of hotel operations.

Rental Properties

Revenue increased by 19.0% to $51.9 million (2006: $43.6 million) for Q3 and 18.2% to $147.4 million (2006: $124.7 million) for 9-month period as a result of general improvement in average rental rates and occupancy.

Pre-tax profit increased to $17.8 million (2006: $5.1 million) for Q3 and $44.6 million (2006: $8.3 million) for 9-month period. These increases, in-line with the increase in revenue, are also enhanced by the profit contribution from CDLHT and gain on dilution of investment in CDLHT.

Others

Revenue, comprising mainly income from hotel management, building maintenance contracts, project management, club operations and dividend income, has improved by 37.7% to $16.8 million (2006: $12.2 million) for Q3 and by 32.6% to $44.3 million (2006: $33.4 million) for 9-month period due to higher dividend income and management fees earned.

Q3 pre-tax profit for this segment decreased by $7.9 million to $0.6 million (2006: $8.5 million) due to the unrealised loss arising from equities held for trading. In-line with the improvement in revenue, the pre-tax profit for 9-month period increased by $11.0 million to $32.2 million (2006: $21.2 million).

15. A breakdown of sales

	<------------------The Group------------------->			
	2007		2006	
	Q3 S$'000	9-month S$'000	Q3 S$'000	9-month S$'000
Sales	796,151	2,340,436	665,212	1,808,528
Operating profit after tax before deducting minority interests	201,213	613,700	236,328	367,754

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2006 S$'000	Full Year 2005 S$'000
Ordinary	55,922	54,507
Special	129,121	36,338
Preference	12,904	12,904
Total	**197,947**	**103,749**

The final ordinary dividend and special final ordinary dividend for the year ended 31 December 2006 of 7.5 cents and 10.0 cents respectively per ordinary share less 18% tax have been approved by the ordinary shareholders at the Annual General Meeting held on 26 April 2007 and the dividends were paid on 18 May 2007.

17. Interested Person Transactions

There were no interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the IPT mandate pursuant to Rule 920 of the SGX Listing Manual for the quarter ended 30 September 2007.

BY ORDER OF THE BOARD

Enid Ling Peek Fong
Company Secretary
14 November 2007

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the third quarter and the 9-month period ended 30 September 2007 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng
Executive Chairman

Kwek Leng Joo
Managing Director

Singapore, 14 November 2007

END